Duo World, Inc.

170 S. Green Valley Parkway

Suite 300

Henderson, NV 89012

August 12, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Accounting Branch Chief
Mr. Frank Knapp Staff Accountant Bernard Nolan, Esq. Attorney-Advisor Gabriel Eckstein, Esq. Attorney-Advisor

Re:	DuoWorld, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on June 28, 2016 File No. 333-2114602

Dear Madams and Sirs:

This letter is in response to your comment letter dated July 20, 2016 (“Comment Letter”) and certain verbal comments from the Staff related to the above referenced filing.

Our responses to the Comment Letter and verbal comments are as follows;

Responses to Comment Letter

Cover Page

Comment 1.

You indicate in the first paragraph that the selling shareholders will offer and sell their shares of common stock at a fixed price offering prices “until a trading market develops.” Revise, consistent with your disclosure in the third paragraph, that selling shareholders may sell at prevailing prices after your common stock is quoted on the OTC Bulletin Board. Please note that the OTC Pink Marketplace mentioned on page 3 is not an established public trading market into which the selling shareholders may offer and sell their shares of common stock at other than a fixed price.

Response:

In response to this comment, we have revised our filing on page 3, “THE OFFERING – Initial Offering Price” to state that:

“The selling shareholders will sell our shares at $1.00 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. This price was arbitrarily determined by our board of directors and may not be indicative of the real value of a share of our Common Stock.”

We have also revised our filing on page 17 (1st paragraph) and on page 18 (3rd full paragraph) to state that:

“The selling shareholders will sell at a fixed price of $1.00 per share until our common stock is quoted on the OTC Bulletin Board and thereafter at prevailing market prices or at privately negotiated prices. In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.”

Prospectus Summary

Overview, page 1.

Comment 2.

Please provide support for your statements on pages 2 and 27 that leading or dominant Pay TV operators and companies in other industries are employing your products.

Response:

In support of our statements on pages 2 and 27 that leading or dominant Pay TV operators and companies in other industries are employing our products, we offer the following support.

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Duo World Inc.

Name of client	Industry	Website / articles	Others
DEN Networks Limited	Pay-TV (DuoSubscribe)	https://en.wikipedia.org/wiki/DEN_Networks http://www.dennetworks.com/	India’s largest cable TV distribution company serving 13 million homes in over 200 cities Company’s shares are listed in National Stock Exchange, India.

Bank of Ceylon	Banking (DuoContact/ DuoCLM)	http://web.boc.lk/index.php?route=information/ information&information_id=4 http://web.boc.lk/ https://en.wikipedia.org/wiki/Bank_of_Ceylon

The bank has a network of 627 branches

Revenue: 132.9 billion LKR (2015)

Net income: 25.27 billion LKR (2015)

Total assets: 1.568 trillion LKR (2015)

The Bank of Ceylon was named as the Strongest Bank in the country for the year 2015 by the prestigious “The Asian Banker” and it earned global recognition as one of the top 1,000 banks in the world, (Country rank No.1) as listed by “The Banker Magazine” (UK) respectively in 2012, 2013, 2014 and 2015

Hutchison Telecommunication Lanaka (Pvt.) Ltd	Telecommunications (DuoContact)	https://www.hutch.lk/	Hutchison Telecom Lanka is a member of Hutchison Asia Telecom which comprises mobile telecommunications operations in the emerging markets of Indonesia, Vietnam, and Sri Lanka. Hutchison Asia Telecom is a key part of Hutchison Whampoa Group’s telecommunications division which includes the 3 Group comprising 3G operations in Austria, Denmark, Hong Kong, Indonesia, Ireland, Italy, Macau, Sweden. and the UK.[1]

LankaClear (Pvt) Ltd	Payment Clearing (DuoContact)	http://www.lankaclear.com/ https://en.wikipedia.org/wiki/LankaClear	LankaClear (formerly National Check Clearing House) is the largest payments infrastructure provider in Sri Lanka. Established in February 2002, the organization is owned by the Central Bank of Sri Lanka (CBSL) and all CBSL-licensed commercial banks in the country. LankaClear is the operator of LankaPay, the country’s largest interbank payment network

Singer Sri Lanka	Retailing – Consumer Durables. (DuoCLM)	https://www.singersl.com/index.asp http://www.singerasia.com/inpages/ operating_companies/sri_lanka.html http://www.fitchratings.lk/doc_view.php? doc=23_0&org=138	Singer Sri Lanka is the largest retailer in Sri Lanka of household consumer durables with an approximate 36% overall market share and very significant market shares across several product categories, including a 55% market share in refrigerators, a 37% market share in washing machines, a 35% market share in televisions, as well as an 80% market share in consumer sewing machines.

Hello Corp	Business Process outsourcing (DuoContact) –	http://www.hellocorp.com/

Provide customer service, transaction processing, and call center services for small, medium and enterprise businesses.

Sri Lankan Airlines, Classic Travels and ticketing office, and Amana Takaful Insurance Co, are serviced by Hello Corp using our software

DFCC Vardhana Bank PLC	Banking – Development Finance and Commercial Bank (DuoCLM)	http://www.dfcc.lk/en/our-story http://cse.lk/company_info.do? id=239&symbol=DFCC.N0000 https://en.wikipedia.org/wiki/DFCC_Bank

Over 60 years old, and a leading bank specialized in development Finance

Island wide branch network

Its shares are listed in the Stock exchange, shares always trade at a premium. Always a strong buy. (Colombo stock exchange)

PT. Megamedia Indonesia	Pay-TV (DuoSubscribe)	https://www.orangetv.co.id/tentang

Also, known as Orange TV (Brand name). Orange TV is one of the fastest and largest Pay TV service providers in Indonesia.

Orange TV has a product OTT (over the top) .The service impressions via streaming labeled “GENFLIX” which can be accessed at www.genflix.co.id

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The Company had a previous contract with the Bank of Ceylon in Sri Lanka. We have filed the Bank of Ceylon contract (Exhibit 10.5) as support for our disclosure that the Bank of Ceylon has been a client of ours.

The table below reflects revenues received from the companies listed above during the fiscal periods indicated in the columnar headings. We did not have income from Bank of Ceylon for the periods indicated below; however, we have recorded some income from Bank of Ceylon in the current fiscal year.

Name of client	Industry	Description	Rev – 12 mts (31.03.15) – USD	Rev – 12 mts (31.03.16) - USD	Rev – Quarter Ending (30.06.16) - USD
DEN Networks Limited	Pay-TV (DuoSubscribe)	Licenses Fee Onsite Support Fee	158,754.42 177,007.89	200,224.22 177,904.78	51,987.74 34,300.26

Bank of Ceylon	Banking (DuoCLM)	Call Centre Facility	-	-	-

Hutchison Telecommunication Lanaka (Pvt.) Ltd	Telecommunication (DuoCLM)	Rental of contact center and CRM Solution	197,490.65	200,154.00	48,568.00

LankaClear (Pvt) Ltd	Payment Clearing (DuoCLM)	Annual Maintenance Contract (“AMC”)	-	1,687.00	-

Singer Sri Lanka	Retailing – Consumer durables (DuoCLM)	V5 Upgrade Fee Additional License & Others AMC	9,000.00 - 8,700.00	- 800.00 10,526.66	- - 2,593.00

Hello Corp	Business Process outsourcing (DuoCLM)	Rental of contact center Solution	49,450.50	50,572.00	12,225.00

DFCC	Business Process outsourcing and banking (DuoCLM)	Implementation fees (AMC will commence in next Quarter)	25,484,05	9778.00	-

PT. Megamedia Indonesia	Pay-TV (DuoSubscribe)	Subscriber License fees AMC on Subscriber License Software AMC & Other Change Requests	259,851.56 199,696.54 5,183.71	267,851.58 191,698.11 -	65,590.56 49,526.69 -

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Risk Factors

“We are an “emerging growth company” and any decisions ….” Page 5

Comment 3.

Please clarify the extent to which these reduced requirements will continue to be available to you as long as you remain a smaller reporting company.

Response:

In response to this comment, we have revised our filing to clarify the extent to which these reduced requirements will continue to be available to us as long as we remain a smaller reporting company. Accordingly, we have amended our disclosures related to the JOBS Act on the cover of our prospectus (6th paragraph), on page 3 and in risk factor # 3 of our amended filing.

“Because our officers and directors reside outside of the United States ….” Page 7

Comment 4.

Please disclose the risk U.S. shareholders face in bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Response:

In response to this comment, we have revised the risk factors. See risk factors #8 and #9 of our amended filing.

“We may be exposed to potential risks resulting from the new requirements ….” Page 14

Comment 5.

Please note that under Instruction 1 to Item 308 of Regulation S-K, management’s report is not required until your second annual report after becoming a reporting company. Please revise.

Response:

In response to this comment, we have revised the risk factor (now risk factor # 33 on page 14 of our amended filing) to state that the Section 404 of SOX requirement is applicable to our second annual report on Form 10-K that will be due on or about June 29, 2018.

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“We will be subject to the periodic reporting requirements ….” Page 14

Comment 6.

You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act. If not, revise to clarify your reporting obligations if you are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response:

In response to this comment, we have revised the risk factor (now risk factor #34 on page 14 of our amended filing) to read as follows:

“34.	We will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934 which will require us to incur audit fees and legal fees in connection with the preparation of such reports. These costs could reduce or eliminate our ability to earn a profit.

Once our registration statement, of which this prospectus is a part, is declared effective, we will file a Form 8-A registration statement with the Securities and Exchange Commission to register our Common Stock under Section 12 of the Securities Exchange Act of 1934. Thereafter, we will be required to file periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In order to comply with these regulations, our independent registered public accounting firm must review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel has to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because of factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major effect on the amount of time to be spent by our auditors and attorneys.

However, the incurrence of such costs will obviously be an expense to our future operations and could have a negative effect on our ability to meet our overhead requirements and earn a profit. We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and the trading price of our common stock could drop significantly.”

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Description of Business, page 27

Comment 7.

We note your business is undergoing a transformation from a provider of on-premises software solutions for subscription management and billing and customer lifecycle management to a provider of a cloud-based platform (“DuoWorld”) on which these software solutions may be developed, marketed and deployed by not only you but also third parties. Please revise your disclosure to more clearly convey to investors the nature and significance of this transformation. In addition, with regard to each new product, disclose the steps and obstacles remaining to the October 2016 planned commercial launch.

Response:

In response to this comment, we have revised our disclosure in the “Description of Business” section and elsewhere in our amended filing to more clearly convey to investors the nature and significance of our transformation to cloud based, SaaS solutions and to disclose the few remaining steps and obstacles remaining to the October 2016 planned commercial launch of our new products. See pages 29-32 of our amended filing.

Dependence on One or a Few Major Customers, page 32

Comment 8.

Please tell us what consideration you have given to filing any agreements with your customers representing 32%, 27%, and 14% of your net sales in the fiscal year ended March 31, 2016, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we Note your disclosure in a risk factor on page 8 that you have certain contracts with these Customers that “could adversely affect” your business if they are lost.

Response:

In response to this comment, we have filed the agreements with customers representing 32% (Exhibit 10.12 for Megamedia), 27% (Exhibits 10.13, 10.14, 10.15 and 10.16 for DEN Networks), and 14% (Exhibits 10.9 and 10.10 for Hutchinson) of our net sales for fiscal year 2016. In addition, we have included contracts with some additional customers [Exhibits 10.5 (Bank of Ceylon), 10.6 (Hello Corp.), 10.7 (LankaClear), 10.8 (Singer Sri Lanka), 10.11 (PT. Karya Kreatif Bersama – Topas TV) and 10.17 (DFCC Vardhana Bank PLC)] mentioned in our response to Comment 2, above. Note: Most of the contracts with our clients are comprised of a long End-User License Agreement with various appendices, schedules and exhibits defining terms specific to such clients. After signing contracts, we work off of purchase orders and invoices for work to be performed under our contracts. The agreement with Hutchinson (Exhibit 10.9, which is our proposal to the client, and Exhibit 10.10, which is the initial purchase order from Hutchinson, are the only agreements we have with Hutchinson. We do not have and cannot locate any other agreements with Hutchinson, so Exhibits 10.9 and 10.10 are all we have.

Directors and Executive Officers, page 45

Comment 9.

Please revise this section to clearly provide the disclosure required by Item 401(e) of Regulation S-K, including the specific dates of prior business experience during the past five years for each individual.

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Response:

In response to this comment, we have revised our disclosure to comply with Item 401(e) of Regulation S-K for our named executive officers and directors. See pages 46-48 of our amended filing.

Comment 10.

We note that Mr. Canagasooryam also serves as the chief executive officer of the Information Communication Technology Agency of Sri Lanka. In light of this other business commitment, please indicate the number of hours per week that he devotes to your operations. Please also consider including a risk factor disclosure that addresses limitations on the time and attention that he is able to devote to the company and possible conflicts of interest faced by him as a result of this activity, in each case to the extent it poses significant risks to the company.

Response:

In response to this comment, we have revised our disclosure in Mr. Canagasooryam’s biographical information on page 47 of our amended filing by adding the following language:

“Muhunthan is contractually obligated to work three days per week for ICTA. His employment agreement with ICTA allows him to render services to Duo World and continue his service as an officer and director of Duo World.

Muhunthan devotes two days per week to the business of Duo World. He has expressed his willingness to spend more time on DuoWorld’s business if the need arises and such work does not conflict with his three days a week commitment to work as Managing Director and Chief Executive Officer of ICTA.

Our board of directors has acknowledged that Muhunthan’s contract with ICTA is not a conflict of interest with DuoWorld, as ICTA is not a competitor of Duo World. Our board of director has further acknowledged that the two days a week Muhunthan devotes to Duo World business is sufficient to carry out his role and perform his responsibilities as President, Chief Executive Officer and Director of DuoWorld.”

Comment 11.

Your disclosure regarding Mr. Ameen indicates that he serves as an executive officer of your company in the capacity of legal director. On page 52, however, you disclose that he is your only independent director. Please revise or advise.

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Response:

In response to this comment, we have revised our disclosure under “Independent Directors” on page 53 of our amended filing to state that we do not currently have any independent directors.

Executive Compensation

Compensation Discussion and Analysis, page 56

Comment 12.

In the penultimate paragraph of this section, you refer to performance objectives or benchmarks for 2015. Please update to provide information for your fiscal year ended March 31, 2016. In addition, discuss the materials terms of each named executive officer’s compensation arrangement. Refer to Item 402(o)(1) of Regulation S-K.

Response:

In response to this comment, we do not have employment agreements with our executive officers “Employees” on page 33 of our amended filing. We have also revised our disclosure under “Compensation Discussion and Analysis” on page 57 of our amended filing to state:

“Our board of directors has not set any performance objectives or benchmarks for our fiscal year ending March 31, 2017, as it intends for those objectives and benchmarks to be determined by the compensation committee once it is constituted and then approved by the board. In the event we do not constitute a compensation committee for the current fiscal year ending March 31, 2017, our board of directors will determine any applicable performance objectives or benchmarks and determine appropriate levels of compensation. However, we anticipate that compensation benefits will include competitive salaries, bonuses (cash and equity based), health insurance and stock option plans commensurate with companies of similar size in our industry.

Our compensation committee will meet at least quarterly to assess the cost and effectiveness of each executive benefit and the performance of our executive officers in light of our revenues, expenses and profits.

Historically, our board of directors has determined salaries and benefits for our executive officers based on informal reviews of job performance and contributions to the Company without reference to any objective milestones or standards. Our board of directors believes that all prior and current compensation of our executive officers has been and is fair and reasonable given the progression of the Company since 2007.”

Security Ownership of Certain Beneficial Owners and Management, page 56

Comment 13.

Your tabular disclosure is limited to the beneficial ownership of your common stock. Please revise to also disclose the beneficial ownership of your preferred stock in accordance with Item 403 of Regulation S-K.

Response:

In response to this comment, we have added a tabular disclosure of the beneficial ownership of our preferred stock. See page 59 of our amended filing.

Comment 14.

We note that Mr. Canagasooryam holds 28,000,000 shares of your common stock and 5,000,000 shares of your preferred stock, each of which is convertible into 10 shares of your common stock. You disclose, however, that Mr. Canagasooryam holds 33,000,000 shares of your common stock after giving effect to the right of conversion of the preferred stock. Please revise the amount of his ownership accordingly.

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Response:

In response to this comment, we have revised our disclosure to reflect Mr. Canagasooryam’s beneficial ownership of our common stock. See table on page 58 of our amended filing.

Certain Relationships and Related Transactions, page 59

Comment 15.

We note your disclosure in Note 10 on page F-13. Please tell us why you are not required to disclose these transactions or provide the disclosure required by Item 404 of Regulation S-K and file any related agreements.

Response:

In response to this comment, we have included two loan agreements with Mr. Canagasooryam as Exhibits 10.3 and 10.4 of our amended filing. We have also added the following disclosure to on page 60 of our amended filing:

“Muhunthan Canagasooryam, our President and Chief Executive Officer, has made loans to the Company (and its subsidiaries) or advanced funds to cover expenses of the Company (and its subsidiaries) pursuant to two separate loan agreements.

The first such loan agreement, dated July 16, 2010, was between Mr. Canagasooryam, as lender, and Duo Software Private Limited, as borrower. This agreement provided for a loan of Rs. 103,352,956 (U.S. $713,911) without interest or collateral and is payable upon either accumulating profits sufficient to repay the loan or upon raising equity capital, whichever occurs first. The maximum amount loaned under this facility was U.S.$713,911. The current amount of principal due under this loan agreement to Mr. Canagasooryam is U.S. $713,911.

The second such loan agreement, dated December 2, 2012, was between Mr. Canagasooryam, as lender, and Duo Software Pte. Limited, as borrower. This agreement provided for a loan of Singapore Dollar S$670,000 (U.S. $496,664) without interest or collateral and is payable on or before March 31, 2018. The maximum amount loaned under this facility was U.S.$496,664. The current amount of principal due under this facility to Mr. Canagasooryam is U.S. $496,664.

The total owed by the Company to Mr. Canagasooryam under the above two loan agreements was $1,210,775 and $1,194,668 at March 31, 2016 and March 31, 2015, respectively.

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In addition to the two loan agreements, from time to time, Mr. Canagasooryam advances small amounts of money to the Company, or pays small amounts of expenses on behalf of the Company, for no interest. These smaller amounts are included in our March 31, 2016 and March 31, 2015 financial statements as “Due to Related Party – Short Term.” As of March 31, 2016, short term loans due to Mr. Canagasooryam amounted to $163,718. As of June 30, 2016, short term loans due to Mr. Canagasooryam amounted to $167,337. As of March31, 2015, short term loans due to Mr. Canagasooryam amounted to $139,387. These amounts fluctuate from time to time and are sometimes repaid, in part, by the Company. These short term advances and loans by Mr. Canagasooryam are not covered written loan agreements.

Our board of directors approved the two loan agreements and the smaller advances on behalf of the Company and short term loans to the Company and considered them to be fair and reasonable to the Company.”

Signatures, page 70

Comment 16.

Please indicate the capacities in which Ms. Perera is signing the registration statement. Refer to Instruction 1 under Signatures of Form S-1 and note that the registration must be signed by the principal financial officer and controller or principal accounting officer.

Response:

In response to this comment, we have revised our Signature page to include Ms. Perera’s additional positions as CFO and principal accounting officer.

Exhibit 5.1

Comment 17.

Please file an opinion that the shares are legally issued, fully paid and nonassessable, as the shares you are registering are already outstanding. Refer to SectionII, B.2.h. of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

In response to this comment, Exhibit 5.1 has been revised as suggested by the comment.

Verbal Staff Comments

On July 21, 2016, our attorney, David E. Wise, Esq., received certain verbal comments from the Staff.

In response to the verbal comments, we have revised our filing to comply with Items 5.01(b)(10) and 5.02(b) of Regulation S-K. We have also revised the risk factor previously numbered 26 to state that our common stock “will be” a penny stock. See the new risk factor #27 in our amended filing.

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We have also revised our filing by eliminating the paragraph beneath the table of page 32 of our prior filing that dealt with foreign exchange fluctuations and was in conflict with the statement on page 37 of our prior filing regarding foreign exchange fluctuations. We have also added a new risk factor on page 11 of our amended filing related to foreign exchange fluctuations that reads as follows:

“25.	Fluctuations in currency exchange rates could materially adversely affect our financial condition and results of operations.

Our operations are primarily international and we earn our revenues and incur our expenses in multiple currencies. Doing business in different foreign currencies exposes us to foreign currency risks, including risks related to revenues and receivables, compensation of personnel, purchases and capital expenditures. The majority of our revenues are in U.S. dollars and Sri Lankan rupees. However, some of our expenses are denominated in Singapore dollars, Indian rupees and other local currencies. To the extent that we increase our business and revenues which are denominated in currencies other than U.S. dollars and Sri Lankan rupees, we will also increase our receivables denominated in those other currencies and, therefore, also increase our exposure to fluctuations in their exchange rates against the U.S. dollar (our reporting currency) or the Sri Lankan rupee. Similarly, any capital expenditures, such as for computer equipment, which are payable in the local currencies of the countries in which we operate, but are imported to such countries, and any deposits we hold in local currencies, can be materially affected by depreciation of the local currencies against the U.S. dollar or Sri Lankan rupee, and the effect of such depreciation on the local economy. Certain foreign currency exposures, to some extent, are naturally offset on a consolidated basis, However, if our international operations continue to grow, fluctuations in foreign currency exchange rates could materially impact our results of operations and financial condition.”

We have also revised our disclosure under “Compensation Discussion and Analysis” on page 57 (2nd paragraph) of our amended filing to indicate that we have three directors.

The final verbal comment asked why Yenom (Pvt.) Limited’s Series A Preferred Stock was not accounted for in Item 15 of the Form S-1. Yenom acquired its preferred stock from Global Equity Partners Plc. and not as an original issuance from the Company. See our revised disclosures in footnotes 4 and 5 to the list of selling shareholders on page 17 of our amended filing.

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Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

Law Offices of WiseLaw, P.C.

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

(210)558-2858

wiselaw@verizon.net

Sincerely,

Duo World, Inc.

By:	/s/ Muhunthan Canagasooryam
Muhunthan Canagasooryam
President

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